

July 14, 2021

Luis von Ahn
Chief Executive Officer
Duolingo, Inc.
5900 Penn Avenue
Pittsburgh, PA 15206

> **Re: Duolingo, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2021**
> **File No. 333-257483**

Dear Dr. von Ahn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

Registration Statement on Form S-1 Filed June 28, 2021

Selected Consolidated Financial and Other Data
Consolidated Statements of Operations Data, page 75

1. Notes (b) and (c) to your computation of pro forma basic and diluted net loss per share indicate that you adjusted the denominator to reflect the conversion of stock options. Please clarify what you mean by "conversion" and how these awards convert to common shares other than by exercise by the holder. In this regard, your disclosures on page F-23 and F-37 do not include any conversion terms relating to your stock options. If the awards have not been exercised and will not be outstanding shares as a result of the offering, please clarify why you have included them in your pro forma weighted average shares outstanding.

<u>Unaudited Condensed Consolidated Financial Statements</u>
<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>
<u>13. Subsequent Events, page F-40</u>

2. Please include disclosure of the number of RSUs and stock options that you granted subsequent to March 31, 2021, the associated compensation expense, and the period over which it will be recognized. Please also include this disclosure in your Selected Consolidated Financial and Other Data on page 75.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alison Haggerty